Designated Filer:	MGS Partners, LLC
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	November 17, 2020

Explanation of Responses:
1.
On November 17, 2020, MGS Partners, LLC transferred 68,937 shares of common stock of Bridge Bancorp, Inc. through a voluntary transfer for no consideration. Such shares are now held directly by Etzioni Partners, LLC.